LANGER
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                                    EXHIBIT 1
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                                                January 23, 2007

Langer, Inc.
450 Commack Road Deer
Park, NY 11729


         Re:    5% Convertible Subordinated Notes due December 7, 2011 of
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                Langer, Inc. Ladies and
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Gentlemen:

     The undersigned is a holder ("Holder") of Langer, Inc.'s (the "Company") 5% convertible subordinated notes due December 7, 2011 (the "Notes"). The Holder's
Note is one of a duly authorized issue of Notes, aggregating $28,880,000.00 in principal amount issued pursuant to a certain Convertible Subordinated Note Purchase Agreement, dated as of December 7, 2006, between the Company and the Purchasers named in the Purchase Agreement. The Holder's Note represents the principal amount set forth underneath the Holder's signature below. The Notes are immediately convertible into shares of common stock, par value $0.02 per share ("Common Stock"), of the Company at the option of the Holder at an initial price of $4.75 per share.

     The Company has asked the Holder to agree to not convert its Notes into shares of Common Stock prior to the approval by the Company's shareholders of the issuance of the Conversion Shares. In order to induce the Holder to agree to the Company's request, the Company expects to obtain voting agreements from holders of more than a majority of its Common Stock agreeing to vote their shares in favor of the ratification and approval of the issuance of the notes and the issuance of the shares issuable upon conversion of the Notes. In addition, the Company agrees that prior to March 1, 2007 it will file a proxy statement or information statement with the Securities and Exchange Commission to either call a special meeting of shareholders or solicit written consents of shareholders to obtain such approval as soon as reasonably practicable.

     Accordingly, the Holder hereby covenants and agrees not to convert its Note into shares of Common Stock prior to the date on which shareholders of the Company have approved the issuance of the Conversion Shares, such approval to comply with Regulation 14A or 14C promulgated under the Securities Exchange Act of 1934, as amended. Furthermore, the Holder acknowledges that the Company can make no assurance that all other holders of the Notes will enter into similar agreements with the Company not to convert their Notes.

     The Company hereby acknowledges that the covenant and agreement of the Holder contained in this letter is granted only for the limited purposes set forth herein and, except as set forth herein, all other terms and provisions of the Note continue in full force and effect.
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     This letter agreement shall be governed by and construed in accordance with the laws of the State of New York.

                                       Very truly yours,
                                       Ashford  Capital  Management,  Inc. w/
                                       discretion as Investment Advisor f/b/o
                                       various clients

                                       By: /s/ Theodore H. Ashford
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                                       Name: Theodore H. Ashford
                                       Title: Chairman & CEO



ACKNOWLEDGED AND AGREED: LANGER, INC.


By: /s/ Kathryn Kehoe
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Name: Kathryn Kehoe
Title: Senior Vice President